UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to _________
Commission File Number 1-35509

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
200 SOUTH 108th AVENUE
OMAHA, NEBRASKA 68154

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm
The 401(k) Committee
TD Ameritrade Holding Corporation
We have audited the accompanying statements of net assets available for benefits of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
June 3, 2016

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Cash	$281,636	$1,080,395
Investments, at fair value (Note 3)	752,206,626	725,554,305
Receivables:
Employer contributions	20,242,756	18,224,228
Notes receivable from participants	16,482,074	16,332,837
Due from parties-in-interest	95,510	164,174
Due from brokers	706,058	1,620,425
Total receivables	37,526,398	36,341,664
Total assets	790,014,660	762,976,364
Liabilities
Due to brokers	916,838	1,990,896
Accrued administrative expenses (Note 4)	198,086	223,673
Total liabilities	1,114,924	2,214,569
Net assets available for benefits	$788,899,736	$760,761,795

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2015	2014
Additions to (subtractions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(18,865,340)	$45,131,413
Dividend income	8,496,506	8,175,348
Mutual fund administrative income (Note 4)	150,588	186,099
Interest income	57,995	50,324
Net investment income (loss)	(10,160,251)	53,543,184
Interest income on notes receivable from participants	680,969	649,200
Contributions:
Employer	34,002,375	31,445,979
Participants	49,765,531	50,457,199
Total contributions	83,767,906	81,903,178
Total additions	74,288,624	136,095,562
Deductions from net assets attributed to:
Distributions to plan participants	45,259,726	36,752,524
Administrative expenses (Notes 2 and 4)	890,957	1,008,236
Total deductions	46,150,683	37,760,760
Net increase	28,137,941	98,334,802
Net assets available for benefits:
Beginning of year	760,761,795	662,426,993
End of year	$788,899,736	$760,761,795

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2015 and 2014

1. Description of Plan
The following description of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the "Plan") provides only general information about the Plan's provisions. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan sponsor.
General – The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD Ameritrade Online Holdings Corp. ("TDAOH"), a wholly owned subsidiary of TD Ameritrade Holding Corporation (the "Parent"). The Parent is the plan administrator. The Plan covers employees of the Parent and its participating affiliated companies (collectively, the "Company") who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the "Code"). During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan's recordkeeper are subject to a default election in an amount equal to 3% of such employee's compensation, and unless the employee affirmatively acts to increase or decrease the default election amount, it will automatically increase by 1% at the beginning of each subsequent Plan year up to a maximum of 6%. Participants direct the investment of all contributions into various investment alternatives offered by the Plan. In addition, participants may transfer balances between the various investment alternatives, including self-directed brokerage accounts and through December 31, 2015, Company common stock. Effective January 1, 2016, no new investment in Company common stock will be permitted and amounts originally invested in Company common stock and subsequently directed into another investment under the Plan may not be reinvested in Company common stock. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant's contributions into the lifecycle fund that best approximates when the participant would reach age 65.
The Company contributes to the Plan as a matching contribution 50% of the participant's contributions to the Plan that do not exceed 6% of the participant's compensation. The Company may also make discretionary contributions to the Plan. The Company's contributions are invested in the same manner as that of the participant's elective contributions.
Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan's earnings or losses, and charged with an allocation of administrative expenses, provided however, that forfeitures are first used to pay administrative expenses and any excess expenses are then charged to participant accounts. Plan earnings or losses are allocated based on

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

the participant's share of net earnings or losses of their respective elected investment alternatives. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting – Company contributions, including allocated forfeitures, and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants become fully vested upon the participant's normal retirement date, death or disability, provided that the participant is employed by the Company at such time. Participants immediately vest in their contributions plus actual earnings or losses thereon.
Participant Loans – Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000 and may only have two loans outstanding at any point in time. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.
Payment of Benefits – On termination of service, a participant may elect to receive a lump-sum payment or installment payments, or to roll over their distribution to an individual retirement account or other eligible plan. Distributions are made in the form of cash or in-kind, at the election of the participant.
Forfeited Accounts – Participants who terminate service forfeit the non-vested portion of their account balance, if any. Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan's administrative expenses and lastly to be allocated to participants. As of December 31, 2015 and 2014, unallocated forfeited non-vested accounts included in investments on the Statements of Net Assets Available for Benefits totaled $1,784,164 and $2,818,025, respectively. There were no forfeitures used to reinstate prior forfeitures for former employees who returned to employment with the Company during 2015 or 2014. Forfeitures used to pay administrative expenses were $815,206 and $866,310 during 2015 and 2014, respectively. Forfeitures allocated to participants' accounts subsequent to the Plan year end were $656,000 and $463,613 for the years ended December 31, 2015 and 2014, respectively.
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
Notes Receivable from Participants – Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees charged by Empower Retirement, the Plan recordkeeper, are recorded as administrative expenses. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses. See Note 3 for a discussion of fair value measurements.
Administrative Expenses – The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan's financial statements.
Payment of Benefits – Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements – In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit-Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III provides a practical expedient to permit

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. Parts I and III are not applicable to the Plan.
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in ASU 2015-07 apply to reporting entities that measure an investment's fair value using the net asset value per share (or its equivalent) practical expedient. The ASU eliminates the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient.
ASU 2015-12 and 2015-07 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. On December 31, 2015, the Plan early adopted, with retrospective application to the prior period presented, Part II of ASU 2015-12 and ASU 2015-07, as Plan management believes the amendments simplify and make disclosures more relevant to the users of the financial statements. Adoption of these standards only impacted certain investment disclosures and had no impact on net assets available for benefits.
3. Fair Value Disclosures
Fair Value Measurement — Definition and Hierarchy
Accounting Standards Codification ("ASC") 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

•
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

•	Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

•
Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. The Plan had no Level 3 investments during 2015 or 2014.

Valuation Techniques
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan's Level 1 assets. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Plan's Level 2 assets. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•	Equity securities, including TD Ameritrade Holding Corporation and The Toronto-Dominion Bank common stock – Fair value is determined by quoted market prices.

•	Mutual funds – Fair value is determined by quoted net asset value ("NAV").

•
Collective trust funds – These investments are not traded on an active market. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Generally, fair values of the underlying investments are determined by the trustee based on prices at which securities have actually traded, or evaluations based on pricing services or other observable inputs.

•	Self-directed brokerage accounts – Accounts primarily consist of common stocks, money market mutual funds and mutual funds that are valued on the basis of readily determinable market prices.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The following tables present the Plan's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Fair Value
TD Ameritrade Holding Corporation common stock	$112,782,971	$—	$—	$112,782,971
The Toronto-Dominion Bank common stock	8,573,605	—	—	8,573,605
Mutual funds	352,197,856	—	—	352,197,856
Self-directed brokerage accounts	91,486,969	1,325,379	—	92,812,348
Total assets in the fair value hierarchy	565,041,401	1,325,379	—	566,366,780
Investments measured at net asset value	—	—	—	185,839,846
Total investments, at fair value	$565,041,401	$1,325,379	$—	$752,206,626

	As of December 31, 2014
	Level 1	Level 2	Level 3	Fair Value
TD Ameritrade Holding Corporation common stock	$114,946,393	$—	$—	$114,946,393
The Toronto-Dominion Bank common stock	10,245,033	—	—	10,245,033
Mutual funds	357,919,237	—	—	357,919,237
Self-directed brokerage accounts	84,963,063	1,309,825	—	86,272,888
Total assets in the fair value hierarchy	568,073,726	1,309,825	—	569,383,551
Investments measured at net asset value	—	—	—	156,170,754
Total investments, at fair value	$568,073,726	$1,309,825	$—	$725,554,305
The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014. There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2015 and 2014.
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014:

				Redemption
	Fair Value as of December 31,		Redemption	Notice
	2015	2014	Frequency	Period
Collective Trust Funds: (1)
Retirement trusts (2)	$171,699,960	$156,170,754	Daily	90 days
Fixed income fund (3)	14,139,886	—	Daily	None
	$185,839,846	$156,170,754

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

(1) There were no unfunded commitments as of December 31, 2015 and 2014.

(2)
The investment strategy of the retirement trusts is to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement. Under the retirement trusts' governing documents, the trustee may require 90 days' prior written notice before units can be redeemed or withdrawn. However, the retirement trusts' current policy, which is subject to change, requires one day's advance written notice when redemptions are requested by plan participants and 30 days' advance written notice when a retirement plan is withdrawing, in whole or in part, from a retirement trust.

(3) The investment strategy of the fixed income fund is to seek high total investment returns through a combination of current income and capital appreciation and to outperform the performance of Barclays Capital U.S. Aggregate Bond Index. Under the fixed income funds' governing documents, withdrawals from the fund can be made as of the close of business on any business day. However, if the withdrawal is for all or substantially all of the assets from the fixed income fund, then payment of the withdrawal may be made up to four business days after the date of the withdrawal.
4. Parties-in-Interest
Great-West Trust Company, LLC is the non-discretionary trustee as defined by the Plan. The Plan incurred administrative and recordkeeping expenses of $664,738 and $710,713 to Empower Retirement, the Plan recordkeeper, in 2015 and 2014, respectively. As of December 31, 2015 and 2014, the statements of net assets available for benefits included accrued administrative expenses of $152,983 and $173,777, respectively, to Empower Retirement. The Plan recognized mutual fund administrative income of $149,623 and $185,584 from Empower Retirement in 2015 and 2014, respectively. Great-West Trust Company, LLC and Empower Retirement are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.
As TD Ameritrade Holding Corporation is the Parent of the plan sponsor, transactions involving its common stock also qualify as party-in-interest transactions. As of December 31, 2015, The Toronto-Dominion Bank owned approximately 42% of the Parent's common stock. At December 31, 2015 and 2014, self-directed brokerage accounts included $21,030,101 and $20,232,861 of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The Plan held shares of common stock of both the Parent and The Toronto-Dominion Bank as follows:

	Cost Basis as of December 31,		Fair Value as of December 31,		Shares as of December 31,
	2015	2014	2015	2014	2015	2014
TD Ameritrade Holding Corporation common stock	$60,739,096	$54,120,144	$112,782,971	$114,946,393	3,249,293	3,212,588
The Toronto-Dominion Bank common stock (1)	4,165,537	3,856,372	8,724,908	10,371,152	222,745	217,061
(1) These amounts include cost basis of $159,899 and $106,711, fair value of $151,303 and $126,119, and shares of 3,863 and 2,640 of The Toronto-Dominion Bank common stock held within the self-directed brokerage accounts as of December 31, 2015 and 2014, respectively.
The Plan received dividends on the Parent and The Toronto-Dominion Bank common stock as follows, which were reinvested in the respective stock:

	Years Ended December 31,
	2015	2014
Dividends on common stock:
Parent	$1,988,379	$1,653,758
The Toronto-Dominion Bank	344,585	358,671
	$2,332,964	$2,012,429

TD Ameritrade, Inc., an indirect wholly-owned subsidiary of the Parent, acts as the broker for the Plan's self-directed brokerage accounts. The Plan recognized mutual fund administrative income of $965 and $515 from TD Ameritrade, Inc. in 2015 and 2014, respectively.
5. Tax Status
The Plan received a determination letter from the Internal Revenue Service ("IRS"), dated March 26, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2015 and 2014:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$788,899,736	$760,761,795
Less certain deemed distributions of participant loans	(31,400)	—
Net assets available for benefits per Form 5500	$788,868,336	$760,761,795
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2015:

Net increase in net assets available for benefits per the financial statements	$28,137,941
Less certain deemed distributions of participant loans and related interest	(31,400)
Net increase in net assets available for benefits per Form 5500	$28,106,541

Supplemental Schedule

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Employer Identification Number 82-0543156, Plan No. 001
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2015

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value

TD Ameritrade Holding Corporation(1)	Common stock, 3,249,293 shares	$112,782,971
TD Ameritrade, Inc. (as broker)(1)(2)	Self-directed brokerage accounts (comprised of various self-directed investments)	92,812,348
The Toronto-Dominion Bank(1)	Common stock, 218,882 shares	8,573,605
AllianceBernstein	AllianceBernstein Global Bond Fund Class I, 552,061 shares	4,499,295
Dimensional Fund Advisors	DFA U.S. Small Cap Institutional Fund, 1,030,942 shares	29,237,518
Gabelli Funds, LLC	Gabelli U.S. Treasury Money Market Fund, 3,956,377 shares	3,956,377
JPMorgan	JPMorgan Short Duration Bond R6 Fund, 83,731 shares	904,300
The Lazard Funds, Inc.	Lazard Emerging Markets Equity Institutional Fund, 1,222,274 shares	16,427,365
Loomis Sayles Trust Company, LLC	Loomis Sayles Core Plus Fixed Income Fund, 1,106,407 shares	14,139,886
MFS Investment Management	MFS Institutional International Equity Fund, 194,005 shares	3,988,752
PRIMECAP Management Company	PRIMECAP Odyssey Stock Fund, 1,732,966 shares	40,915,318
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 923,085 shares	67,680,628
T. Rowe Price	T. Rowe Price Retirement 2005 Trust, 11,615 shares	145,300
T. Rowe Price	T. Rowe Price Retirement 2010 Trust, 64,444 shares	830,037
T. Rowe Price	T. Rowe Price Retirement 2015 Trust, 214,686 shares	2,893,968
T. Rowe Price	T. Rowe Price Retirement 2020 Trust, 680,909 shares	9,539,536
T. Rowe Price	T. Rowe Price Retirement 2025 Trust, 728,944 shares	10,569,695
T. Rowe Price	T. Rowe Price Retirement 2030 Trust, 1,873,405 shares	27,969,939
T. Rowe Price	T. Rowe Price Retirement 2035 Trust, 1,538,595 shares	23,448,192
T. Rowe Price	T. Rowe Price Retirement 2040 Trust, 2,581,327 shares	39,804,067
T. Rowe Price	T. Rowe Price Retirement 2045 Trust, 1,443,146 shares	22,253,304
T. Rowe Price	T. Rowe Price Retirement 2050 Trust, 1,311,834 shares	20,228,486
T. Rowe Price	T. Rowe Price Retirement 2055 Trust, 796,829 shares	12,271,172
T. Rowe Price	T. Rowe Price Retirement Income Trust, 143,019 shares	1,746,264
The Vanguard Group, Inc.	Vanguard Emerging Markets Stock Index Institutional Fund, 235,463 shares	4,892,929
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 408,030 shares	76,146,540
The Vanguard Group, Inc.	Vanguard Mid Cap Index Institutional Fund, 461,521 shares	15,160,960
The Vanguard Group, Inc.	Vanguard Prime Money Market Admiral Fund, 40,670,391 shares	40,670,391
The Vanguard Group, Inc.	Vanguard Short Term Bond Index Admiral Fund, 208,519 shares	2,174,851
The Vanguard Group, Inc.	Vanguard Small Cap Index Institutional Fund, 292,700 shares	15,527,750
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Institutional Fund, 837,094 shares	8,906,682
The Vanguard Group, Inc.	Vanguard Total International Stock Index Institutional Fund, 217,745 shares	21,108,200
Loans to Participants(1)	Maturing from January 2016 to November 2030, interest range: 4.25% to 10.5%	16,482,074
		$768,688,700
(1) Represents a party-in-interest.
(2) Self-directed brokerage accounts include $21,030,101 (21,030,101 shares) of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank and $151,303 (3,863 shares) of investments in The Toronto-Dominion Bank common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 3, 2016	By: /s/ STEPHEN J. BOYLE
Stephen J. Boyle
TD Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP